Exhibit 99.1

CFO Alexander Karavaev to leave QIWI by mid-May 2019

NICOSIA, CYPRUS – February 13, 2019– QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that Alexander Karavaev, the Chief Financial Officer (the “CFO”) of the Company, has given notice that he will be leaving the Company on May 16, 2019 to accept a top management position at a privately held development company. Mr. Karavaev has confirmed that his transition is not related to any disagreements with the management or the board of Directors of the Company on any matter.

“I am proud to have been a member of an outstanding management team that has been successful in positioning QIWI for strong growth and continued innovation in a rapidly changing and highly competitive payment and financial services markets,” said Mr. Karavaev. “I believe that the QIWI team will continue to successfully execute the strategy and will lead the Company to many exciting achievements. I wish QIWI continued success.”

“Over the last seven years, starting from 2012, Alexander played a key role as a part of our management team as QIWI became a publicly traded company with over RUB 1 trillion annual payment volume,” commented Mr. Sergey Solonin, QIWI’s Chief Executive Officer and Director. “During that time, Alexander has built a highly capable finance and corporate development functions, established and implemented key financial reporting policies and internal controls. I am confident in the quality and resilience of these functions and together with Alexander, we will arrange for a smooth transition of his responsibilities and secure uninterrupted execution of our strategy to reach our targets over the coming months as we recruit a new CFO. I am glad that Alexander will be staying with the Company until mid-May. At a personal level, I will miss working with Alexander, who has been a great CFO and a close business advisor.”

“On behalf of the members of the Board of Directors and the management, I would like to thank Alexander for his contributions to the Company, congratulate him on this new opportunity and wish him the very best in the future,” added Mr. Boris Kim, Chairman of the Board.

Mr. Karavaev will continue to serve as Chief Financial Officer, including through full year 2018 and first quarter 2019 financial results announcements and will assist in the search for a replacement and an effective transition of his duties. The Company aims to appoint a successor in the near future.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.8 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 89 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com